UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

CW PETROLEUM CORP

(Exact name of issuer as specified in its charter)

Wyoming	20-2765559
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

23501 CINCO RANCH BLVD., SUITE H120-#325

KATY, TEXAS 77494

(Full mailing address of principal executive offices)

(281) 817-8099

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Semiannual Report on Form 1-SA. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the section titled “Note Regarding Forward-Looking Statements” and elsewhere in this Semiannual Report on Form 1-SA.

Overview

CW Petroleum Corp was incorporated in the State of Texas on April 29, 2005 and began operations in 2011. On April 14, 2018, CW Petroleum Corp was incorporated in the State of Wyoming. On April 15, 2018, the Texas corporation became a wholly-owned subsidiary of the Company through a share exchange. CW Petroleum Corp (Wyoming) is a holding company and, through our wholly-owned subsidiary, we supply and distribute biodiesel, biodiesel blends, ultra-low sulfur diesel, gasoline blends, renewable gasoline, and a proprietary EPA-approved reformulated no ethanol gasoline to distributors, convenience stores, and marinas.

CW Petroleum Corp (Wyoming) is a holding company and has no operations. The purpose of forming the holding company was to limit our corporate liability, create a streamlined management, maintain ownership over our sole subsidiary and establish an organizational structure to facilitate the potential acquisition of other businesses in our industry or complementary to our industry.

We are a wholesale distributor of non-branded, blended and non-blended diesel fuel and gasoline. Our business primarily involves sending a tank wagon or truck to a fuel rack at the regional fuel terminal that we believe is offering the best price to us on that day. Our tanker loads the fuel at the rack, blends it at a blending station, if necessary, pays the terminal the daily rack price and delivers the fuel to our customers. Our customers include independent fuel retailers (i.e., those not affiliated with the major national and international oil companies like Shell USA, Inc.), independent and chain convenience stores (such as 7-11, Inc. stores) that also sell gasoline and diesel fuel, marinas that sell diesel and gasoline to power boat owners and fuel distributors that deliver to their own customers. For all gallons sold to our customers, we receive a per gallon rate equal to the posted rack price, less any applicable discounts, plus transportation costs, taxes and a fixed rate per gallon of fuel.

Effects of the COVID-19 Pandemic

The recent outbreak of COVID-19 has spread across the globe and is impacting worldwide economic activity. As of the date of this filing, COVID-19 has had a minimal impact on our business. Our business was already operational, there is minimal labor required to operate our business and energy needs in our market area were stable during the pandemic. The extent to which COVID-19 may impact our operations on an ongoing basis in the future is highly uncertain. It will depend on various factors including the duration and severity of the outbreak, the severity of variants of the virus, the effectiveness, acceptance, availability and use of affordable vaccines and pharmaceutical treatments in our market area and new information which may emerge concerning the appropriate responses to the continuing pandemic. The COVID-19 pandemic could impact our supply chain for products we sell, particularly as a result of mandatory shutdowns in locations where our products are manufactured or held for distribution. We could also see significant disruptions of the operations of our logistics (e.g. truck driver shortages), service providers, delays in shipments and negative impacts to pricing of certain of our products. If the pandemic continues and worsens, we could temporarily lose the services of employees or experience interruptions in our business which could lead to inefficiencies, interruptions in our regular operations and potential reputational harm. If we do not respond appropriately to the COVID-19 pandemic or other similar health crises, or if customers do not perceive our response to be adequate for a particular region or our business as a whole, we could suffer damage to our reputation, which could materially adversely affect our business, financial condition and results of operations in the future. If the pandemic continues and worsens, we could temporarily lose the services of employees or experience interruptions in our business which could lead to inefficiencies, interruptions in our regular operations and potential reputational harm. If we do not respond appropriately to the COVID-19 pandemic or other similar health crises, or if customers do not perceive our response to be adequate for a particular region or our business as a whole, we could suffer damage to our reputation, which could materially adversely affect our business, financial condition and results of operations in the future.

Effects of the Russian Invasion of Ukraine

In response to Russia’s military action in Ukraine in 2022, the U.S., E.U., U.K. and many other countries have imposed broad economic and trade sanctions. The scope of these sanctions has evolved at pace and continues to do so across various jurisdictions including restrictions on dealing with designated individuals and entities; restrictions on the Russian financial sector; blocking economic activity in the Luhansk and Donetsk regions of Ukraine; and imposing export controls limiting the export of a wide range of goods and technical assistance to Russia. In the U.S., President Biden has issued an Executive Order prohibiting: the importation into the U.S. of crude oil, LNG and various other hydrocarbon products of Russian origin; new investment in the Russian energy sector by U.S. persons; and designates certain participatory actions by U.S. persons or persons within the U.S. in transactions which are prohibited.

In response, Russia has implemented new counter-sanctions including restrictions on the divestment from Russian assets by foreign investors and a temporary prohibition on registrars and depositories from making payment of dividends and interest on Russian securities in favor of foreign investors. Further details including confirmation of the precise terms or application of these counter-sanctions are not yet known.

Aside from the increase in prices of refined diesel and gasoline that we use for our operations, that we inventory and that we distribute to our customers, which increase is a direct or indirect consequence of this conflict, our operations have no direct or indirect exposure to Russia, Belarus or Ukraine. In addition, we have no direct or indirect reliance on goods or services sourced from Russia or Ukraine or any business relationships, connections to or assets in Russia, Belarus or Ukraine. The continuation of, and the failure to diplomatically resolve, the on-going hostilities is expected to have a disruptive effect on the petroleum industry in the United States. We anticipate that the war is likely to continue to keep prices for refined products at current or higher levels and may disrupt our supply if the inventory of petroleum products in the United States tightens more than it has as of the date of this Semiannual Report on Form 1-SA (the “Form 1-SA”). Any increase in prices and/or our inability to fill customer orders will have an adverse, and perhaps material adverse, effect on our business, financial condition and results of operations.

Financial Operations Overview

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

The prices paid to our fuel suppliers for wholesale diesel and gasoline as well as the additives we use to blend certain gasolines (which affects our cost of sales) are highly correlated to the price of crude oil. The crude oil commodity markets are highly volatile, and the market prices of crude oil, and, correspondingly, the market prices of wholesale diesel and gasoline, experience significant and rapid fluctuations. For all gallons sold to our customers, we receive a per gallon rate equal to the posted rack price, less any applicable discounts, plus transportation costs, taxes and a fixed rate per gallon of fuel. The remaining gallons are priced based primarily on variable market-based cent per gallon priced contracts.

A majority of our total gallons purchased are subject to discounts for prompt payment and other rebates and incentives from our suppliers for a majority of the gallons of fuel purchased by us, which are recorded within cost of sales. Prompt payment discounts are based on a percentage of the purchase price of the fuel. The dollar value of these discounts increases and decreases corresponding to motor fuel prices. Therefore, in periods of lower wholesale diesel and gasoline prices, our gross profit is negatively affected, and, in periods of higher wholesale prices, our gross profit is positively affected (as it relates to these discounts).

Results of Operations

This section includes a summary of our historical results of operations, followed by detailed comparisons of our results for the three months ended June 30, 2022 and 2021, respectively. We have derived this data from our unaudited interim consolidated financial statements included elsewhere in this Form 1-SA.

Results of Operations for the Three Months Ended June 30, 2022 and 2021

Our revenue for the three months ended June 30, 2022, was $1,622,972, a 35% decrease from the three months ended June 30, 2021 revenue of $2,505,333. We recognized $0 in bonuses or rebates in the three months ended June 30, 2022 as compared to $0 in the three months ended June 30, 2021.

Cost of revenue amounted to $1,429,659 for the three months ended June 30, 2022, a 34% decrease from the prior three months ended June 30, 2021 total of $2,151,622, resulting in part from the decrease in sales.

Our gross margin on total cost of revenue amounted to approximately $193,313 in the three months ended June 30, 2022, a 45% decrease from the prior three months ended June 30, 2021 total of approximately $353,711.

For the three months ended June 30, 2022, we incurred a net loss of $151,078, which was a $145,379 increase from the three months ended June 30, 2021 net loss of $5,699 resulting primarily from an increase in SEC compliance accounting and legal costs.

We experienced a net loss of $151,078 and had negative earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $(92,894) for three months ended June 30, 2022. EBITDA is a non-GAAP financial measure. We believe the presentation of EBITDA provides useful information to investors in assessing our financial condition and results of operations. However, EBITDA should not be considered as an alternative to net income/loss or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA, has important limitations as an analytical tool because it excludes some but not all items that affect net income. Additionally, because EBITDA may be defined differently by other companies in our industry, our definitions may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

Results of Operations for the Six Months Ended June 30, 2022 and 2021

Our revenue for the six months ended June 30, 2022, was $3,316,940, a 21% decrease from the six months ended June 30, 2021 revenue of $4,188,152. We recognized $0 in bonuses or rebates in the six months ended June 30, 2022 as compared to $0 in the six months ended June 30, 2021.

Cost of revenue amounted to $2,827,668 for the six months ended June 30, 2022, a 20% decrease from the prior six months ended June 30, 2021 total of $3,537,610, resulting in part from the decrease in sales.

Our gross margin on total cost of revenue amounted to approximately $489,272 in the six months ended June 30, 2022, a 25% decrease from the prior six months ended June 30, 2021 total of approximately $650,542.

For the six months ended June 30, 2022, we incurred a net loss of $226,135, which was a $247,084 decrease from the six months ended June 30, 2021 net income of $20,949 resulting primarily from an increase in SEC compliance accounting and legal costs.

We experienced a net loss of $226,135 and had negative earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $109,711 for six months ended June 30, 2022.

Results of Operations for the Years Ended December 31, 2021 and 2020

Our revenue for the year ended December 31, 2021, was $8,269,909, a 16% increase from the year ended December 31, 2020 revenue of $7,043,926. We recognized $0 in bonuses or rebates in the year ended December 31, 2021 as opposed to $107,017 in the year ended December 31, 2020, which we recorded as part of other income.

Cost of revenue amounted to $7,198,588 for the year ended December 31, 2021, a 20% increase from the prior year ended December 31, 2020 total of $6,004,725, resulting in part from the increase in sales.

Our gross margin on total cost of revenue amounted to approximately $1,071,321 in the year ended December 31, 2021, a 3% increase from the prior year ended December 31, 2020 total of $1,039,201.

For the year ended December 31, 2021, we incurred a net loss of $1,542,938, which was a $1,649,777 decrease from the year ended December 31, 2020 net income of $106,839 resulting primarily from non-cash costs related to our initial public offering of $666,017 and shares of common stock issued as officer compensation of $730,800.

We experienced a net loss of $1,542,938 and had negative EBITDA of $1,305,786 for the year ended December 31, 2021. EBITDA is a non-GAAP financial measure.

In 2021, we purchased approximately 70%, 20%, and 10% of our motor fuel from only three fuel suppliers. A change of fuel suppliers, a disruption in supply or a significant change in pricing with any of these suppliers could have a material adverse effect on our business, financial condition and results of operations.

Liquidity and Capital Resources

Our principal liquidity requirements are to finance our operations and to service our debt. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, will depend on our future operating performance, which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we will, from time to time, consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods.

On June 30, 2022, our cash balance amounted to $145,827 compared to $379,407 as of June 30, 2021. Our net working capital has decreased by approximately $992,278 during the same time period.

On December 31, 2021, our cash balance amounted to $281,504 compared to $572,217 as of December 31, 2020. Our net working capital has decreased by approximately $588,692 during the same time period.

All funding to date has been provided by the stockholders through non-convertible debt and equity sales, operations and equipment financing. We regularly evaluate alternate sources of capital to support our liquidity requirements. We expect to use the proceeds of this offering, equipment financing, bank debt, and future sales of convertible debt and equity to finance our future operations. U.S. GAAP requires management to assess a company’s ability to continue as a going concern within one year from the financial statement issuance and to provide related note disclosures in certain circumstances. Although we believe that there is substantial doubt about our ability to continue as a going concern, we believe that, with the proceeds from this offering, we will have sufficient financial resources to continue to operate without the need for additional funding until September 2024. However, we are subject to business and operational risks that could adversely affect our cash flows. A material decrease in our cash flows would likely produce an adverse effect on our borrowing capacity as well as our ability to issue additional equity and/or debt securities which could result in our inability to pay our debts as they become due, potentially resulting in our utilization of federal bankruptcy laws or the discontinuation of our business and dissolution.

Cash Flows

Cash generated from operations for the six months ended June 30, 2022, amounted to $(65,152), a 133% decrease from the six months ended June 30, 2021, when the total was $199,205. This decrease resulted primarily from an increase in accounts receivable and a decrease in net income.

During the six months ended June 30, 2022, our cash used in investing activities was $400, an 0% decrease from the six months ended June 30, 2021, when the total was $400.

Cash used in financing activities for the June 30, 2022 was $70,125 due to the debt payments on installment notes on transportation equipment. Cash used in financing activities for the year ended June 30, 2021 was $391,615 due to the deferred offering costs and debt payments on installment notes on transportation equipment and loan payoff on a loan from the U.S. Small Business Administration.

Cash generated from operations for the year ended December 31, 2021, amounted to $224,095, a 67% decrease from the year ended December 31, 2020, when the total was $677,441. This decrease resulted primarily from an increase in accounts receivable and a decrease in net income.

During the year ended December 31, 2021, our cash used in investing activities was $400, an 82% decrease from the year ended December 31, 2020, when the total was $2,245, due to cash paid for additional fixed assets (e.g. semi-trucks and fuel/chemical trailer purchases) in 2020.

Cash used in financing activities for the year ended December 31, 2021 was $514,408 due to the deferred offering costs and debt payments on installment notes on transportation equipment offset by proceeds from the issuance of Common Stock. Cash used in financing activities for the year ended December 31, 2020 was $351,454 due to the deferred offering costs and debt payments on installment notes on transportation equipment offset by proceeds from the U.S. Small Business Administration loan, which has been repaid.

Trends

Our only trend information relates to the price of oil. We have a limited capacity for inventory storage and containment facilities which limited our ability to generate more revenue. Therefore, increases and decreases in revenue are primarily attributable to the price of diesel fuel and oil.

Seasonality Effects on Volumes

Our business is subject to seasonality due to our business being located in a geographic area that is affected by seasonal weather and temperature trends and associated changes in retail customer activity during different seasons. Historically, sales volumes have been highest in the second and third quarters (during the summer months) and lowest during the winter months in the first and fourth quarters.

Impact of Inflation

Inflation affects our financial performance by increasing certain of our operating expenses and cost of goods sold. Operating expenses include labor costs, leases, and general and administrative expenses. While our business benefits from higher terms discounts as a result of higher fuel costs, inflation could negatively impact our operating expenses. Although we have historically been able to pass on increased costs through price increases, there can be no assurance that we will be able to do so in the future. We also believe that inflation will increase market interest rates that will have a negative impact on our ability to obtain funding at prior lower interest rates and may tighten credit standards which may make it more difficult for a company of our size and financial position to obtain a loan at favorable interest rates or at all.

Critical Accounting Policies

We prepare our financial statements in conformity with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. See Note 1 to the financial statements for a summary of our significant accounting policies.

Critical accounting policies are those we believe are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments, often because we must make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We believe the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements.

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. We utilize a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

Fuel sales are generated as a fuel reseller as well as from on-hand inventory supply. When acting as a fuel reseller, the Company generally purchases fuel from the supplier, and contemporaneously resells the fuel to the customer, normally taking delivery for purchased fuel at the same place and time as the delivery is made to the customer. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

The Company records the sale of fuel-related services on a gross basis as we generally have latitude in establishing the sales price, have discretion in supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the financial accounting standards board (the “FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date or possibly early adopted, where permitted. Unless otherwise discussed, the impact of recently issued standards that are not yet effective are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) guidance on leases, with amendments issued in 2018. The guidance requires lessees to recognize most leases on the balance sheet but does not change the manner in which expenses are recorded in the income statement. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The two permitted transition methods under the guidance are the modified retrospective transition approach, which requires application of the guidance for all comparative periods presented, and the cumulative effect adjustment approach, which requires prospective application at the adoption date. The Company adopted the standard on January 1, 2019. The Company does not have any long-term lease as of June 30, 2022 or December 31, 2021, as such the adoption of the standard has no impact on the Company’s financial statement and disclosures.

In December 2019 the FASB issued Accounting Standards Update 2019-12, Income Taxes (Topic 740). The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company does not believe the adoption of ASU-2019-12 will have a material impact on the Company’s financial statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, obligations under any guarantee contracts or contingent obligations. We also have no other commitments, other than the costs of being a public company that will increase our operating costs or cash requirements in the future.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

CW PETROLEUM CORP.

F-1

CW PETROLEUM CORP

Consolidated Balance Sheets

	June 30, 2022 (Unaudited)	December 31, 2021 (Audited)
ASSETS
Current assets
Cash	$145,827	$281,504
Accounts receivable, net	226,971	159,988
Inventory	-	127,607
Other current assets	8,300	8,300
Total current assets	381,098	577,399
Property and equipment, net	368,072	357,702
Other assets	21,407	17,613
Total assets	$770,577	$952,714
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$219,490	$199,948
Short term notes payable – related party	345,000	345,000
Current maturities of long-term debt	130,556	129,548
Total current liabilities	695,046	674,496
Long-term debt, net	311,061	287,613
Total liabilities	$1,006,107	$962,109
Shareholders’ equity
Preferred stock –1,000,000 shares authorized, 0 and 1,000,000 issued and outstanding as of June 30, 2022 and December 31, 2021, respectively with a par value of $0.0001 per share	-	100
Common stock – 300,000,000 shares authorized, $0.0001 par value 6,117,295 and 1,117,295 issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	612	112
Stock payable	300	300
Additional Paid-in capital	1,759,442	1,759,842
Accumulated deficit	(1,995,884)	(1,769,749)
Total shareholders’ equity	(235,530)	(9,395)
Total liabilities and shareholders’ equity	$770,577	$952,714

The accompanying notes are an integral part of these interim consolidated financial statements

F-2

CW PETROLEUM CORP

Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2022 and 2021

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Operations
Revenue
Fuel sales	$1,622,972	$2,505,333	$3,316,940	$4,188,152
Bonuses and rebates	-	-	-	-
Total revenue	1,622,972	2,505,333	3,316,940	4,188,152
Cost of revenue
Cost of fuel sold	1,392,264	2,053,127	2,745,585	3,370,156
Freight	8,000	69,500	27,507	110,079
Transport costs	29,395	28,995	54,576	57,375
Total cost of revenue	1,429,659	2,151,622	2,827,668	3,537,610
Margin on operations	193,313	353,711	489,272	650,542
Operating expenses	328,177	344,530	683,594	598,106
Earnings (loss) from operations	(134,864)	9,181	(194,322)	52,436
Other expense, net	16,214	14,880	31,813	31,487
Income before income taxes	(151,078)	(5,699)	(226,135)	20,949
Income tax recovery
Current	-	-	-	-
Net (loss) income	$(151,078)	$(5,699)	$(226,135)	$20,949
Earnings Per Share
Weighted average shares outstanding	1,996,416	667,088	1,559,284	666,156
Basic and fully diluted loss per share	$(0.08)	$(0.01)	$(0.15)	$0.03

The accompanying notes are an integral part of these interim consolidated financial statements

F-3

CW PETROLEUM CORP

Consolidated Statements of Shareholders’ Equity

For the Six Months Ended June 30, 2022 and 2021

(Unaudited)

Six Months Ended June 30, 2022

	Common Stock		Preferred Stock		Paid-In	Stock	Accumulated
Description	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Total
Balance December 31, 2021	1,117,295	$112	1,000,000	$100	$1,759,842	$300	$(1,769,749)	$(9,395)
Preferred stock exchange	5,000,000	500	(1,000,000)	(100)	(400)	-	-	-
Net loss for the six months ended June 30, 2022	-	-	-	-	-	-	(226,135)	(226,135)

Balance June 30, 2022	6,117,295	$612	-	$-	$1,759,442	$300	$(1,995,884)	$(235,530)

Six Months Ended June 30, 2021

	Common Stock		Preferred Stock		Paid-In	Stock	Accumulated
Description	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Total
Balance December 31, 2020	665,203	$67	1,000,000	$100	$682,428	$300	$(226,811)	$456,084
Shares issued for cash	2,167	-			31,900			31,900
Shares issued for services	-	-	-	-	210,006	-	-	210,006
Net income for the six months ended June 30, 2021	-	-	-	-	-	-	20,949	20,949

Balance June 30, 2021	667,370	$67	1,000,000	$100	$924,334	$300	$(205,862)	$718,939

The accompanying notes are an integral part of these interim consolidated financial statements

F-4

CW PETROLEUM CORP

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

(Unaudited)

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(226,135)	$20,949
Depreciation	84,611	83,378
Services paid for with common stock	-	210,006
Bad debt expense	6,661	17,394
Changes in
Accounts receivable	(73,644)	(220,553)
Inventory	127,607	-
Other assets	(3,794)	(3,794)
Accounts payable and accrued expenses	19,542	91,825
NET CASH PROVIDED BY (USED IN) OPERATIONS	(65,152)	199,205
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(400)	(400)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(400)	(400)
CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	-	(210,006)
Proceeds from issuance of common stock	-	31,900
Repayment of SBA loan	-	(149,900)
Principal payments on debt	(70,125)	(63,609)
CASH FLOWS (USED IN) FINANCING ACTIVITIES	(70,125)	(391,615)
Change in cash and cash equivalents	(135,677)	(192,810)
Beginning of year	281,504	572,217
End of year	$145,827	379,407
Supplemental disclosures
Cash paid for income taxes	$-	-
Cash paid for interest	$(17,941)	(19,768)
Non-cash financing and investing activities
Installment notes issued for property acquisitions	94,581	77,793
Preferred stock exchange	10,000	-

The accompanying notes are an integral part of these interim consolidated financial statements

F-5

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

CW Petroleum Corp (CW or the Company) was incorporated in the state of Texas in 2005 and supplies biodiesel, biodiesel blends, ultra-low sulfur diesel and gasoline blends to distributors and end users. It reincorporated in Wyoming in April 2018.

The transaction in which CW became a Wyoming C corporation has been accounted for in a manner similar to a recapitalization for financial reporting purposes. The accompanying financial statements have been prepared as if the transaction had occurred on the first day of the first period included in the financial statements, and all operating data represents an ongoing continuation of the Company’s operations.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CW Fuel Transport Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could materially differ from estimated amounts. We evaluate our estimated assumptions based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Cash and Cash Equivalents

Our cash equivalents consist principally of overnight investments, bank money market accounts and bank time deposits which have an original maturity date of less than 90 days. These securities are carried at cost, which approximates market value. There were no cash equivalents as of June 30, 2022 or December 31, 2021.

Accounts Receivable and Allowance for Bad Debt

CW performs ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of our customer’s credit information. We extend credit on an unsecured basis to most of our customers. Accounts receivables are deemed past due based on contractual terms agreed to with our customers. Although we analyze customers’ payment history and creditworthiness, we cannot predict with certainty that the customers to whom we extend credit will be able to remit payments on a timely basis, or at all. Because we extend credit on an unsecured basis to most of our customers, there is a possibility that any accounts receivable not collected will ultimately need to be written off. CW continuously monitors collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions affecting our customers and any specific customer collection issues that we have identified.

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. CW utilizes a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

F-6

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets which are all five years.

Costs of major additions and improvements are capitalized while expenditures for maintenance and repairs, which do not extend the life of the asset, are expensed. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to income. Long-lived assets held and used by us are reviewed based on market factors and operational considerations for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. Since ASU 2014-09 was issued, several additional ASUs have been issued to clarify various elements of the guidance. These standards provide guidance on recognizing revenue, including a five-step model to determine when revenue recognition is appropriate. The standard requires that an entity recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement. Based on this evaluation, adoption does not have a material impact on our financial position, results of operations, or cash flows. Related disclosures have been expanded in line with the requirements of the standard.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income attributable to CW Petroleum Corp and available to common shareholders by the sum of the weighted average number of shares of common stock. Diluted earnings per common share is computed by dividing net income attributable to us and available to common shareholders by the sum of the weighted average number of shares of common stock and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued. We had no potentially dilutive securities at June 30, 2022 or June 30, 2021.

Reclassifications

Certain reclassifications have been made to the prior year to conform to current year presentation. These reclassifications had no effect on the Company’s financial position and results of operations.

Note 2 - Accounts Receivable

CW has accounts receivable of $226,971 and $159,888 net of an allowance for bad debt of $18,034 and $11,373, as of June 30, 2022, and December 31, 2021, respectively. Accounts receivables are written off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

F-7

The following table sets forth activities in our allowance for bad debt:

	(Unaudited)
Description	June 30, 2022	December 31, 2021
Balance as of beginning of period	$11,373	$8,118
Charges to provision for bad debt	6,661	3,255
Write-off of uncollectible accounts receivable	-	-
Recoveries of bad debt	-	-
Balance as of end of period	$18,034	$11,373

Note 3 – Inventories

Inventories as of June 30, 2022 and December 31, 2021 consists of the following:

	(Unaudited)
Description	June 30, 2022	December 31, 2021
Tank Heel Inventory	$-	$127,607
Total	$-	$127,607

Tank heel inventory represents the cost of fuel maintained in storage tanks owned by other parties to assure maintenance of capacity.

Note 4 - Property and Equipment

The amount of property and equipment as of June 30, 2022 and December 31, 2021, consisted of the following:

	(Unaudited)
Description	June 30, 2022	December 31, 2021
Furniture, fixtures and equipment	$17,932	$17,932
Transportation equipment	1,192,503	1,097,523
Total property cost	$1,210,435	$1,115,455
Accumulated depreciation	842,363	757,753
Property and equipment, net	$368,072	$357,702

For the six months ended June 30, 2022 and 2021, CW recorded depreciation expense of $84,611 and $83,378, respectively.

NOTE 5 - Debt

CW has installment notes payable secured by our transportation equipment. Interest rates range from 2% to 18% per annum and averaged 9.07% and 8.14% as of June 30, 2022 and December 31, 2021, respectively. The terms of these notes range from 36 to 72 months and average 69 months. During the six months ended June 30, 2022 and 2021, CW made repayments of $70,125 and $63,609, respectively.

Economic Injury Disaster Loan

On May 31, 2020, the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business.

Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL Loan is up to $149,900, with proceeds to be used for working capital purposes. The Company has secured an EIDL loan in the amount of $149,900. Interest accrues at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance. Installment payments, including principal and interest, are due monthly beginning May 31, 2021 (twelve months from the date of the SBA Note (defined below)) in the amount of $731. The balance of principal and interest is payable thirty years from the date of the SBA Note. In connection therewith, the Company received a $2,000 advance, which does not have to be repaid and was recorded as a portion of other income for the year ended December 31, 2020. This loan was repaid in full during the six months ended June 30, 2021.

F-8

As of June 30, 2022, the aggregate annual maturities of debt are as follows:

	Current	Long-Term
2022	$66,052	$-
2023	64,504	48,898
2024		102,995
2025		77,653
2026		46,731
Thereafter		34,784
Total	$130,556	$311,061

Note 6 – Related Party Transactions

Short term notes payable includes $345,000 and $345,000 as of June 30, 2022 and December 31, 2021, respectively, of loans from related parties. Interest expense of $13,800 and $11,703 was accrued for the six months ended June 30, 2022 and 2021, respectively.

The Company leases land for storage of transportation equipment on a month-to-month lease from its President for $1,500 per month.

Note 7 – Stockholders’ Equity

During the six months ended June 30, 2022, the Company executed a share exchange with its President to exchange 1,000,000 shares of preferred stock for 5,000,000 shares of common stock. This has been reflected in the statement of equity for the six months ended June 30, 2022.

During the six months ended June 30, 2021, the Company recorded $210,006 for services rendered in 2021 related to shares previously issued in 2020. In addition, the Company issued 2,167 common shares to investors for cash of $31,900.

Note 8 – Concentrations

Accounts receivable as of June 30, 2022 were concentrated among three customers representing 54%, 33% and 13% of accounts receivable. Accounts receivable as of December 31, 2021 were concentrated among three customers representing 60%, 21% and 17% of accounts receivable.

Revenue included a significant concentration among customers for the six months ended June 30, 2022 in which two customers represented 67% and 10% of revenue.

Revenue included a significant concentration among customers for the six months ended June 30, 2021 in which one customer represented 86% of revenue.

Note 9 – Stock Split

On September 23, 2022, the Company will effect a reverse stock split of our Common Stock at a ratio of 20-for-1. No fractional shares will be issued in connection with the reverse stock split and all such fractional interests will be rounded up to the nearest whole number of shares of Common Stock. All share and earnings per share information have been retroactively adjusted to reflect the reverse stock split.

Note 10 – Subsequent Events

Subsequent events have been evaluated through August 12, 2022, the date these financial statements were available to be released and noted no other events requiring disclosure.

F-9

Item 4.	Exhibits

(a)	Exhibits

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed or Furnished Herewith
2.1	Articles of Incorporation	1-A	024-11446	2.1	2/9/21
2.2	Amendment to Articles of Incorporation	1-A	024-11446	2.2	2/9/21
2.3	Amendment to Articles of Incorporation Filed June 13, 2022	S-1/A	333-265369	3.3	8/2/22
2.4	Amendment to Articles of Incorporation Filed June 28, 2022	S-1/A	333-265369	3.4	8/2/22
2.5	Amendment to Articles of Incorporation Filed July 26, 2022	S-1/A	333-265369	3.5	8/2/22
2.6	Amendment to Articles of Incorporation Filed August 16, 2022	S-1/A	333-265369	3.6	8/25/22
2.7	By-Laws	1-A POS	024-10846	3.2	9/30/19
2.8	Certificate of Designation for Series A Preferred Stock	1-K	24R-00176	2.4	4/29/22
2.9	Wyoming Articles of Exchange	S-1/A	333-265369	3.8	8/2/22
2.10	Texas Articles of Exchange	S-1/A	333-265369	3.9	8/2/22
3.1	Specimen Stock Certificate of CW Petroleum Corp’s Common Stock	S-1/A	333-265369	4.1	8/2/22
3.2	Form of Warrant Agent Agreement	S-1/A	333-265369	4.2	8/25/22
3.3	Form of Warrant Agreement #1	S-1/A	333-265369	4.4	8/25/22
3.4	Form of Warrant Agreement #2	S-1/A	333-265369	4.5	8/25/22
3.5	2021 Stock Incentive Plan	1-K	24R-00176	99.1	4/29/22
4.1	Subscription Agreement	1-A	024-11446	4.1	2/9/21
6.1	Consulting Agreement Dated September 1, 2019 with Greg Roda	S-1	333-265369	10.2	6/2/22
6.2±	Employment Agreement with Christopher Williams	S-1/A	333-265369	10.3	8/2/22
6.3±	Amendment No. 1 to Employment Agreement with Christopher Williams	S-1/A	333-265369	10.4	8/2/22
6.4	Non-Competition, Non-Solicitation and Confidentiality Agreement with Christopher Williams	S-1/A	333-265369	10.5	8/2/22
6.5±	Employment Agreement with Graham Williams	S-1/A	333-265369	10.6	8/2/22
6.6±	Amendment No. 1 to Employment Agreement with Graham Williams	S-1/A	333-265369	10.7	8/2/22
6.7	Non-Competition, Non-Solicitation and Confidentiality Agreement with Graham Williams	S-1/A	333-265369	10.8	8/2/22
6.8	Exchange Agreement with Christopher Williams	S-1/A	333-265369	10.9	8/2/22
99.1	Audit Committee Charter	S-1/A	333-265369	99.1	8/2/22
99.2	Compensation Committee Charter	S-1/A	333-265369	99.2	8/2/22
99.3	Corporate Governance and Nominating Committee Charter	S-1/A	333-265369	99.3	8/2/22
99.4	Consent of Director Nominee (Myra Luinastra)	S-1/A	333-265369	99.4	8/2/22
99.5	Consent of Director Nominee (Tommy Myrick)	S-1/A	333-265369	99.5	8/2/22
99.6	Consent of Director Nominee (Edward Gaiennie)	S-1/A	333-265369	99.6	8/2/22

±	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW Petroleum Corp

Date:	September 26, 2022	By:	/s/ Christopher Williams
Christopher Williams, Chief Executive Officer and President (Principal Executive Officer).

Date:	September 26, 2022	By:	/s/ Graham Williams
Graham Williams, Chief Financial Officer (Principal Financial and Accounting Officer).

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher Williams	Chief Executive Officer, President, and Director	September 26, 2022
Christopher Williams	(Principal Executive Officer)

/s/ Graham Williams	Chief Financial Officer, President, and Director	September 26, 2022
Graham Williams	(Principal Financial and Accounting Officer)

/s/ Greg Roda	Director	September 26, 2022
Greg Roda

/s/ Tommy Myrick	Director	September 26, 2022
Tommy Myrick

/s/ Myra Luinstra	Director	September 26, 2022
Myra Luinstra

/s/ Edward Gaiennie	Director	September 26, 2022
Edward Gaiennie